Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Eldorado Gold Corporation
We consent to the use of our reports, each dated February 20, 2020, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to a change in accounting policies for leases in 2019 due to the adoption of IFRS 16 - Leases.
We also consent to the incorporation by reference of such reports into the Registration Statement (No 333-233055) on Form F-10 and Registration Statements (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600) on Form S-8 of Eldorado Gold Corporation filed with the United States Securities and Exchange Commission.

//s// KPMG LLP

Chartered Professional Accountants

March 30, 2020
Vancouver, Canada

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